UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N—6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	TriplePoint Venture Growth BDC Corp.

Address of Principal Business Office:	2755 Sand Hill Road, Suite 150, Menlo Park, California, 94025

Telephone Number:	(650) 854-2093

Name and Address of Agent For Service of Process:	James Labe Chief Executive Officer TriplePoint Venture Growth BDC Corp. 2755 Sand Hill Road Suite 150, Menlo Park California, 94025

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing.  The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Menlo Park and the State of California on the 23rd day of October, 2013.

TriplePoint Venture Growth BDC Corp.

By:	/s/ JAMES LABE
Name:	James Labe
Title:	Chief Executive Officer and Chairman of the
of the Board (Principal Executive Officer)

Attest:	/s/ SAJAL SRIVASTAVA
Name:	Sajal Srivastava
Title:	Chief Investment Officer, President and Director